Exhibit (a)(28)    Internal Memo regarding the nomination of the Rio Tinto Alcan Integration Team Leaders

MEMORANDUM

To:            Global Function Heads, Rio Tinto
Managers, Rio Tinto and Alcan Inc.

From:        Phillip Strachan, Chief Financial Officer, Rio Tinto Aluminium
Jean-Christophe Deslarzes, Senior Vice President, Human Resources, Alcan

Date:         10 October 2007

Subject:    Nomination of Integration Team Leaders

Dear colleagues,

Since our last update issued 29 August 2007, much preparatory work has gone into both establishing the structure of the future Rio Tinto Alcan and launching the integration efforts to be undertaken over the next months. On 10-11 October 2007, the Integration Working Group will be gathering in London to kick off the broader integration activities.

In the meantime, we are pleased to announce the names of the Integration Team Leaders, thereby completing the integration architecture laid out earlier. These leaders will work closely with the Integration Management Office (IMO) as well as the Rio Tinto Executive Committee members and Global Heads of Functions or Business Unit Presidents in their area. They will coordinate the integration efforts within their area and, to that effect, be supported by multiple Task Forces, responsible for more specific areas (for instance, a Treasury Task Force within the Finance Team, or a Mining Task Force within the Bauxite and Alumina Team).

The Task Forces will engage in confirming the synergy targets set, identifying and valuing integration levers and developing an implementation plan. In parallel, they will drive the transition towards truly integrated Business Units and Functions as well as help determine the systems, processes and practices to implement throughout the new Rio Tinto Alcan, in keeping with integration guiding principles. The Task Forces will do so under the ultimate responsibility of their respective Global Heads of Functions or Presidents.

The Integration Team Leaders will act as consolidators for their respective areas and report to the IMO on a weekly basis and to the Integration Steering Committee on a monthly basis at dedicated progress reviews. Their roles are temporary and the precise duration may vary, but they will be in place until the successful completion of the integration.

The following Integration Team Leaders have been designated (see Attachment 1 for the overall integration architecture):

LAURENT MUSY, currently President, Atlantic Operations, Bauxite and Alumina for Alcan, will lead the Bauxite and Alumina Integration Team. He will report to Steve Hodgson, President and chief executive officer, Bauxite & Alumina, and to the IMO.

TOM CAMPBELL, currently Managing Director, Smelting (New Zealand and UK), Rio Tinto Aluminium, will lead the Primary Metal Integration Team. He will report to Jacynthe Côté, President and chief executive officer, Primary Metal, and to the IMO.

DUNCAN CURRY, currently Finance Director, Engineered Products for Alcan, will lead the Engineered Products Integration Team. He will report to Christel Bories, President and chief executive officer, Engineered Products, and to the IMO.

BRUCE COX, currently Global Head of Shared Services for Rio Tinto, will lead both the One Rio Tinto* and Business Resources Integration Teams. Bruce will report to Keith Johnson, Rio Tinto Group Executive for Business Resources, and will have a dotted line relationship to the IMO.

MICHAEL NOLAN, currently Vice President, Commercial Operations and Logistics, Bauxite and Alumina for Alcan, will lead the Finance Integration Team and report to Guy Elliott, Rio Tinto Finance Director, and to the IMO.

PAT FIORE, currently Global Practice Leader, Processing - Technology & Innovation for Rio Tinto, will lead the Technology & Innovation Integration Team, reporting to Grant Thorne, Rio Tinto Group Executive for Technology & Innovation, and to the IMO.

CHRIS BROWN, currently Global Practice Leader Planning & Systems, Rio Tinto Human Resources, will lead the Human Resources Integration Team and report to Hugo Bagué, Global Head of Human Resources, and to the IMO.

Please join us in congratulating these leaders and wishing them the very best in their new, important roles.

We will continue to provide further details and progress on the integration as we move forward. In the meantime, feel free to contact either of us if you have any questions or comments.

Phillip Strachan                                                  Jean-Christophe Deslarzes

Co-Lead, Integration                                           Co-Lead, Integration

*More information about "One Rio Tinto" will be communicated in due course.

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the "Offer") is being made by Rio Tinto Canada Holding Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on October 23, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66-2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approval. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the "SEC") and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors' circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the "Schedule TO") and a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC's website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto's website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any 4 jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the "IDRs"). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the "Belgian Supplement") was approved by the Belgian Banking, Finance and Insurance Commission (the "BFIC") on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007.  The offer document and the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.

Attachement 1

Rio Tinto Alcan Integration – Governance and Accountabilities

BU or Function
Integration Team Leader
Rio Tinto Executive Committee
Chair
Tom Albanese
Integration Steering Committee
Oscar Groeneveld
Guy Elliott
Hugo Bagué
Dick Evans*
Andrew Mackenzie
Keith Johnson
Grant Thorne
Scope
▪ Monitors, tracks, reviews, provides resources
▪ Meets monthly prior to Rio Tinto ExCo or as decided
Integration Management Office
Integration co-leaders
Phillip Strachan
Jean-Christophe Deslarzes
Scope
▪ Focuses on cross Product Group issues and functional integration
▪ Co-ordinates a One Rio Tinto Alcan focus
▪ Meets regularly
Bauxite and Alumina
Laurent Musy
Primary Metal
Tom Campbell
Engineered Products
Duncan Curry
One Rio Tinto
Bruce Cox
Functions
Finance
Michael Nolan
Business Resources
Bruce Cox
Technology & Innovation
Pat Fiore
Human Resources
Chris Brown
McKinsey's support
Process
Communications
Analysis
Track and report

* Chairman of Integration Steering Committee